BlackRock FundsSM (the "Registrant"): BlackRock High Equity Income Fund (the "Fund")
77D
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D of Form N-SAR, a description of changes to the Fund's investment objective and investment strategies approved by the Registrant's Board of Trustees on March 23, 2017.

BlackRock FundsSM:  BlackRock High Equity Income Fund
77D

Policies with respect to security investments
On March 23, 2017, the Board of Trustees (the "Board") of BlackRock FundsSM (the "Trust") approved certain changes to the investment objective and investment strategies of BlackRock U.S. Opportunities Portfolio, a series of the Trust. The Board also approved a change in the name of BlackRock U.S. Opportunities Portfolio to "BlackRock High Equity Income Fund" (the "Fund").
In addition, Fund management determined to make certain changes to the benchmark index against which the Fund measures its performance.
The new investment objective of the Fund is to seek high current income with consideration for capital appreciation, and the Russell 1000 Value(r) Index is the new benchmark against which the Fund measures its performance.
Under the new investment strategies, the Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity securities. Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities and equity-related instruments, including equity-linked notes.
The Fund may invest in securities of companies with any market capitalization, but will generally focus on large cap securities. The Fund may invest up to 50% of its assets in equity-linked notes that provide exposure to equity securities and covered call options or other types of financial instruments.

With respect to the Fund's equity investments, the Fund may invest in common stock, preferred stock, securities convertible into common and preferred stock and non-convertible preferred stock. The Fund generally intends to invest in dividend paying stocks. From time to time, the Fund may invest in shares of companies through initial public offerings ("IPOs"). The Fund may invest up to 25% of its total assets in securities of foreign issuers. The Fund may invest in securities from any country, including emerging markets. The Fund may invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies. BlackRock chooses investments for the Fund that it believes will both provide current income and current gains as well as increase in value over the long term.

The Fund's portfolio, in the aggregate, will be structured in a manner designed to deliver high current income with consideration for capital appreciation.

The Fund intends to employ a strategy of writing (selling) covered call and put options on common stocks, indices of securities, sectors of securities and baskets of securities, primarily through structured notes. This option strategy is intended to generate current gains from option premiums as a means to enhance distributions payable to the Fund's shareholders. As the Fund writes more covered call options, its ability to benefit from capital appreciation becomes more limited and the Fund's total return may deviate more from the returns of the Russell 1000(r) Value Index, an all equity benchmark. The Fund seeks to produce a high level of current income from dividends, and, to a lesser extent, from option writing premiums.

The Fund may invest in master limited partnerships ("MLPs") that are generally in energy- and financial-related industries and in U.S. and non-U.S. real estate investment trusts ("REITs"), as well as structured products, including equity-linked notes, to maximize the Fund's current income.

The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.

These changes to the investment objective and investment strategies of the Fund and the name change and benchmark change became effective June 12, 2017.